April 17, 2006


Mr. Brad Skinner
Accounting Branch Chief - Mail Stop 4561
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

                                       Re: TransNet Corporation, File No. 0-8693

Dear Mr. Skinner,

This letter confirms our conversation of today regarding the Commission's comment letter dated March 15, 2006. On March 17, 2006, we agreed upon an extension until April 15, 2006 (Saturday). In our conversation of today, I requested an extension for TransNet Corporation's response until April 21, 2006 due to timing issues on the part of our independent public accountants. We appreciate your grant of the extension, and we shall do our best to adequately respond to the Commission's comments.

Very truly yours,


/s/ Susan M. Wilk
General Counsel